UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.
(Translation of registrant’s name into English)

Building B23-A, Universal Business Park No. 10 Jiuxianqiao Road Chaoyang District, Beijing, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Official orders from the Public Security Bureau regarding the Investigation into the Company’s Discontinued Operations, Yuantel (Beijing) Telecommunications Technology Co., Ltd. (“Yuantel”), the MVNO Business Unit (“Investigation”)

As previously reported on a Current Report on Form 6-K, on September 11, 2019, the Yunnan Public Security Bureau (the “Bureau”) detained the president, one employee and one former employee of Yuantel, the MVNO business unit that the Company is in the process of selling, for questioning. Under applicable PRC laws, the Bureau has the authority to detain an individual for investigation for up to the standard procedural period of 5 weeks without filing charges. Officers of the Bureau also took copies of contracts between Yuantel and Shandong Yafeida Information Technology Co., Ltd. and a copy of Yuantel’s accounting records.

On October 18, 2019, the Bureau issued official orders to the immediate families of the detained staff and former staff of Yuantel, according to which:

•	The president of Yuantel, as approved by the People’s Prosecutor’s Office of Kunming City Panlong District, was placed under arrest at the Panlong District First Detention Center, for suspicion on the failure to administer information network security and the individual has not been formally charged as of the date of this report; and

•	The operating officer of Yuantel has not been approved for arrest by the People’s Prosecutor’s office but may be summoned for further investigations, and was released as of October 19, 2019 on bail of RMB 9,000 Yuan (approximately US$1,270).

With regard to the detained former employee of Yuantel, the Company understands from the family of the Yuantel president that an order similar to the order applicable to the president was issued in relation to such former employee although the Company has not been able to obtain a copy of such order.

As normal procedure in China, the Kunming City Panlong District Branch of the Bureau will have up to 150 days to perform its supplementary investigation of the accused individual. After the supplementary investigation period, if the Prosecutor considers there is adequate evidence to prosecute, the Prosecutor will initiate a public prosecution in which the suspect will be charged and the case will be presented to the court. Otherwise, according to PRC criminal law, if the Prosecutor considers there is inadequate evidence to prosecute, the suspect will be released and the case will be dismissed.

As of the date of this report, neither Yuantel or the Company, or anyone else associated with Yuantel or the Company, has received any notice or received any other information from the Bureau or other PRC authorities regarding the Investigation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: October 24, 2019	By:	/s/ Anthony K. Chan
Anthony K. Chan
Chief Financial Officer

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